EXHIBIT 21.1
SUBSIDIARIES OF AMERICAN PHYSICIANS CAPITAL, INC.

Jurisdiction of
Entity Name	Incorporation or Organization

American Physicians Assurance Corporation (wholly owned)	Michigan

APSpecialty Insurance Corporation (wholly owned subsidiary of American Physicians Assurance Corporation)	Michigan

Alpha Advisors, Inc. (wholly owned)	Illinois

American Physicians Capital Statutory Trust I (wholly owned — not consolidated)	Connecticut

APCapital Trust II (wholly owned — not consolidated)	Delaware